Richmont Mines Inc.	Patricia Mining Corp.

1 Place-Ville-Marie	8 King Street East
Suite 2130	Suite 1300
Montreal, QC	Toronto, ON
H3B 2C6 CANADA	CANADA M5C 1B5

Tel.: (514) 397-1410	Tel.: (416) 214-4900
Fax: (514) 397-8620	Fax: (416) 864-0620
www.richmont-mines.com	www.patriciamining.com

NEWS RELEASE

RICHMONT MINES INC. AND PATRICIA MINING CORP.
HOST ISLAND GOLD OPENING AND INVESTOR DAY

MONTREAL, October 3, 2007 – Richmont Mines Inc. (TSX–AMEX: RIC) and Patricia Mining Corp. (TSXV: PAT) are hosting an Island Gold Opening and Investor Day today at the Island Gold mine location in Dubreuilville, Ontario. Guests of the invitation event include management and Board of Director members from Richmont Mines and Patricia Mining, institutional investors and media representatives.

The event will feature presentations from Island Gold project management, as well as the Vice President of Operations and the Director of Geology and Exploration for Richmont Mines. Guests will also have the opportunity to tour the underground mine and the on-site mill.

Island Gold has proven and probable reserves of 1,013,854 tonnes of ore at an average diluted grade of 8.55 g/t, for a total of 278,711 ounces of gold, representing more than four years of production. In addition to the reserves, a total of 454,705 tonnes at an average grade of 10.26 g/t, or 149,972 ounces of gold were categorized as measured and indicated resources, while inferred resources were evaluated at 610,728 tonnes at a grade of 9.96 g/t, or 195,549 ounces of gold.

Presentation materials from the Investor Day are available on Richmont Mines’ website at www.richmont-mines.com and www.patriciamining.com.

Martin Rivard (signed)	Chris Chadder (signed)
Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Patricia Mining Corporation

Patricia Mining Corp. is a Canadian exploration and development company about to become Canada’s newest gold producer. Patricia’s main asset is the Island Gold Project. More information on Patricia Mining Corp. can be found on its website at: www.patriciamining.com.

Richmont Mines Inc.	Patricia Mining Corp.

National Instrument 43-101 (NI 43-101)

National Instrument 43-101 - The reserve and resource calculation for the Island Gold property as of May 15, 2007 was performed by GENIVAR for Richmont Mines Inc. as operator of the project. Mr. Michel Garon, Eng., of GENIVAR, is the qualified person under the terms of NI43-101.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Gus Garisto
Investor Relations	Investor Relations
Telephone: 514 397-1410	Telephone: 416 805-3106
Fax: 514 397-8620

Kei Advisors LLC
Tammy Swiatek, Investor Relations
Telephone: 716 843-3853
E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX – Amex	Listing: TSX – Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com